Exhibit A

Ceragon’s Wireless Backhaul Solutions Gaining Traction in North America, Building the Foundation for Upcoming 5G Service Rollouts

October 10, 2018

Ceragon’s Wireless Backhaul Solutions Gaining Traction in North
America, Building the Foundation for Upcoming 5G Service Rollouts

Little Falls, New Jersey, October 10, 2018 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist today announced that it received orders from North American mobile operators in Q3 with an aggregate value of multi-millions of dollars, which exceeded the total value of the orders received from North American mobile operators during the entire first half of 2018. These customers are deploying Ceragon’s innovative IP-20 Platform to extend coverage and build the foundation for 5G service rollout. These operators seek to deliver a seamless wireless experience to their subscribers in cities and rural markets, including enhanced mobile broadband, massive Internet of Things, mission critical communications, enterprise, residential and government services across North America. Aiming to be more agile and competitive, these operators are continuing to depend on Ceragon as they expand their 4G networks and build out their 5G networks by leveraging the IP-20 Platform’s unique multicore technology to quickly deliver scalable multi-Gbps 5G capacity to network sites at minimal site acquisition cost and with high network availability.

“As 5G network rollouts are underway and quickly gaining momentum in North America, Ceragon is excited to be at the forefront with wireless backhaul solutions and professional services to support the growing demand from certain North American mobile customers, as they prepare to deliver a world of new wireless services and experiences,” said Ira Palti, President and CEO of Ceragon. “The transition to 5G presents great challenges. Our innovative, millimeter-wave and microwave in-house technologies, together with our vertical integration capabilities, allow us to create unique solutions to address these increasingly complex challenges and requirements.”

The operators are incorporating the IP-20 Platform in their plans because of the breadth of solutions and network management capabilities that it offers to increase coverage and speed for mobile and fixed broadband services and enable a broad range of industries and things to connect over Gigabit LTE and 5G. The IP-20 Platform enables fast, simple to deploy, single box all-outdoor wireless backhaul nodes carrying multi-Gbps of network traffic for access sites, network aggregation sites, massive IoT clusters and enterprise customer premises. It also provides highly scalable multi-directional high-availability wireless backhaul nodes with a ‘no-single-point-of-failure’ architecture to support aggregation nodes and mission-critical services. The IP-20 Platform helps the operators achieve their service rollout goals and at the same time minimize the need for additional microwave or millimeter-wave spectrum, tower/rooftop/street pole real-estate, and energy related-costs – all with exceptionally fast rollout capabilities.

Ceragon’s Wireless Backhaul Solutions Gaining Traction in North America, Building the Foundation for Upcoming 5G Service Rollouts

October 10, 2018

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless backhaul specialist. We help operators and other service providers worldwide increase operational efficiency and enhance end customers’ quality of experience with innovative wireless backhaul solutions. Our customers include wireless and wireline service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 4G and 5G, mission-critical multimedia services and other applications at high reliability and speed. Ceragon’s unique multicore technology provides highly reliable, high-capacity wireless backhaul with minimal use of spectrum, power and other resources. Multicore technology enables increased productivity, as well as simple and quick network modernization. We deliver a range of professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 460 service providers, as well as hundreds of private network owners, in more than 130 countries.

Join the discussion

Media Contact:	Investor Contact:
Tanya Solomon	Claudia Gatlin
Ceragon Networks
Tel: +972-3-543-1163	Tel. +1 212-830-9080
tanyas@ceragon.com	claudiag@ceragon.com

Safe Harbor

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

This press release contains statements concerning Ceragon's future prospects that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon's management. Examples of forward-looking statements include: projections of revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, growth prospects, product development, financial resources, cost savings and other financial matters. You may identify these and other forward-looking statements by the use of words such as "may", "plans", "anticipates", "believes", "estimates", "targets", "expects", "intends", "potential" or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including risks associated with a decline in revenues due to our focus on a single market segment; risks relating to the concentration of Ceragon's business in certain geographic regions such as India, and in other developing nations; risk relating to certain guarantees granted by Ceragon on behalf of Orocom to FITEL, in the framework of the FITEL project; political, economic and regulatory risks from doing business in those developing regions, including potential currency restrictions and fluctuations; risks related to our ability to meet the demand for our products due shortages in raw materials including certain passive components; risks associated with a change in Ceragon's gross margin as a result of changes in the geographic mix of revenues and/or as a results of increase in costs of raw material, including certain passive components; risks associated with the loss of a single customer or customer group, which represents a significant portion of Ceragon's revenues; risks associated with Ceragon's failure to effectively compete with other wireless equipment providers; and other risks and uncertainties detailed from time to time in Ceragon's Annual Report on Form 20-F and Ceragon's other filings with the Securities and Exchange Commission that represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.